Exhibit 99.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form F-3 (No. 333-195976) of KNOT Offshore Partners LP of our report dated June 23, 2014 relating to the combined financial statements of Knutsen Shuttle Tankers 14 AS and Knutsen Shuttle Tankers 15 AS for the years ended December 31, 2013 and 2012. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ Ernst & Young AS

Bergen, Norway

June 23, 2014

1